TECHNICAL REPORT AND PRELIMINARY ECONOMIC ASSESSMENT FOR THE LAS CHISPAS PROPERTY, SONORA, MEXICO
AMENDED DATE: JULY 19, 2019 | EFFECTIVE DATE: MAY 15, 2019

Hassan Ghaffari, P.Eng.

I, Hassan Ghaffari, P.Eng., of Vancouver, British Columbia, do hereby certify:

•	I am a Director of Metallurgy with Tetra Tech Canada Inc. with a business address at Suite 1000, 10th Fl., 885 Dunsmuir St., Vancouver, BC, V6B 1N5.

•	This certificate applies to the technical report entitled Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico with an effective date of May 15, 2019 and amended July 19, 2019 (the “Technical Report”).

•	I am a graduate of the University of Tehran (M.A.Sc., Mining Engineering, 1990) and the University of British Columbia (M.A.Sc., Mineral Process Engineering, 2004). I am a member in good standing of with Engineers and Geoscientists of British Columbia (#30408).

•	My relevant experience includes 27 years of experience in mining and plant operation, project studies, management, and engineering.

•	I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

•	I have visited the Property that is the subject of the Technical Report on October 14, 2018.

•	I am responsible for Sections 1.6, 1.8, 1.9, 1.11, 1.13, 1.14, 3.0, 13.0, 17.0, 18.0, 21.1 (except 21.1.2 and 21.1.7.1), 21.2.3, 21.2.4, 21.2.3.3, 24.1.4, 24.1.5, 24.1.6, 25.2, 25.4, 25.6.1, 26.3, 26.4, 26.6, and 27.0 of the Technical Report.

•	I am independent of SilverCrest Metals Inc. as defined by Section 1.5 of the Instrument.

•	I have no prior involvement with the Property that is the subject of this Technical Report.

•	I confirm that I have read the Instrument and the sections of the Technical Report that I am responsible for have been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 19th day of July 2019, at Vancouver, British Columbia.

Original signed and sealed by
Hassan Ghaffari, P.Eng.

Hassan Ghaffari, P.Eng.
Director of Metallurgy
Tetra Tech Canada Inc.